UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, December 27, 2023—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including December 18 through December 22, the Company purchased a total of 158,816 shares at an average price of $45.02 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview
Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
18 Dec. 2023	OSE	10,000	44.63	446,336
18 Dec. 2023	NYSE	22,000	44.74	984,192
19 Dec. 2023	OSE	7,000	44.39	310,708
19 Dec. 2023	NYSE	25,000	44.91	1,122,788
20 Dec. 2023	OSE	10,000	44.68	446,759
20 Dec. 2023	NYSE	22,000	44.82	986,077
21 Dec. 2023	OSE	8,178	44.33	362,523
21 Dec. 2023	NYSE	20,862	44.55	929,300
22 Dec. 2023	OSE	4,000	45.07	180,273
22 Dec. 2023	NYSE	29,776	46.37	1,380,823
Period total	OSE	39,178	44.58	1,746,598
	NYSE	119,638	45.16	5,403,180
	Total	158,816	45.02	7,149,778
Previously disclosed totals (accumulated)	OSE	20,000	43.98	879,537
	NYSE	44,000	44.03	1,937,465
	Total	64,000	44.02	2,817,002
Program total	OSE	59,178	44.38	2,626,135
	NYSE	163,638	44.86	7,340,645
	Total	222,816	44.73	9,966,780

The issuer’s holding of own shares: 222,816

Following the completion of the above transactions, the Company owned a total of 222,816 of its own shares, corresponding to 0.30% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: December 27, 2023	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.